

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2023

Erez Nachtomy
Chief Executive Officer
SHL Telemedicine Ltd.
90 Yigal Alon Street
Tel Aviv 67891, Israel

> **Re: SHL Telemedicine Ltd.**
> **Registration Statement on Form 20FR12B**
> **Filed March 8, 2023**
> **File No. 001-41641**

Dear Erez Nachtomy:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Registration Statement on Form 20-F, filed March 8, 2023

Overview, page 23

1. We note your response to our prior comment number 1 and your revision to page 26, where you state that you "have successfully proven through several clinical studies that users of the SHL's mobile 12 lead ECG technology benefit from a lower risk of being re-hospitalized during the first 30 days and a lower risk of mortality during the first year following discharge from the hospital after a heart attack and an improvement in quality of life." As efficacy determinations are solely within the FDA's authority, please revise these references to SHL technology's proven efficacy. You may provide relevant quantitative data from the studies to support your claims.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Benjamin Richie at 202-551-7857 or Lauren Nguyen at 202-551-3642 with any other questions.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Industrial Applications and Services

cc: Scott R. Saks